[APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.]

July 21, 2011

VIA EDGAR AND FEDEX

Mr. Kevin Woody

Mr. Howard Efron

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo Commercial Real Estate Finance, Inc.
Form 10-K for the year ended December 31, 2010
Filed March 11, 2011
File No. 1-34452

Dear Mr. Woody:

On behalf of Apollo Commercial Real Estate Finance, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated July 13, 2011 (the “July 13 Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2010 (the “Form 10-K”).

For the Staff’s convenience, the responses to the Staff’s comments are set out in the order in which the comments were set out in the July 13 Letter and are numbered accordingly. The text of the Staff’s comments is set forth below in bold followed in each case by the response.

Form 10-K for the year ended December 31, 2010

General

1.	We note your disclosure of GAAP book value per share. Please advise us whether you consider adjusted book value per share a key company performance measure. We may have further comment.

The Company advises the Staff that it does not consider adjusted book value per share to be a key performance measure of the Company.

2.	In future period filings, to the extent applicable, please include a discussion of the quantitative range of haircuts required by your repurchase facility and, if applicable, any specified reduction in collateral value that will trigger a margin call.

The Staff’s comment is noted, and the Company will provide the requested information in future periodic filings.

Business, page 1

The Company’s existing credit facilities impose restrictive covenants, page 18

3.	We note your disclosure regarding financial covenants that may materially restrict your financing flexibility. Please confirm that to the extent you are at risk of breaching such covenants you will disclose the actual ratio calculations in your Exchange Act periodic reports.

The Company confirms to the Staff that to the extent the Company believes that it is at risk of breaching the financial covenants in its debt instruments, the Company plans, in its Exchange Act periodic reports, to follow the guidance provided by the Commission on such matters as set forth in Section IV.C of Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release No. 33-8350) and the Company will also disclose the actual ratio.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

4.	In future period filings, please include a discussion the relationship between your weighted average yield on assets as compared to your weighted average borrowing costs. We note that note 4 to your financial statements includes data on the yield for each of your investment types.

The Staff’s comment is noted, and the Company will provide the requested information in future periodic filings.

Results of Operations, page 37

5.	In future periodic filings, please disclose the yield on assets acquired during the reporting period.

The Staff’s comment is noted, and the Company will provide the requested information in future periodic filings.

Operating Expenses, page 40

6.	In future periodic filings, please disclose the portion of the amount reimbursed that relates to the company’s CFO, or any other named executive officer of the company.

The Company respectfully informs the Staff that the Company has included information relating to the compensation of its named executive officers, including its CFO, in its Annual Proxy Statement on Schedule 14A as required by Item 402 of Regulation S-K. This information has been incorporated by reference in the Company’s annual report on Form 10-K in accordance with General Instruction G of that form.

The Company confirms to the Staff it plans to continue to provide information relating to the compensation of its named executive officers, including its CFO, in its future Annual Proxy Statements.

Liquidity and capital resources, page 48

7.	In future periodic filings, please provide a quantitative overview of your sources of cash for the next period, including, but not limited to, cash on hand, anticipated interest payments, loan repayments and maturities (contractual amount owed), facility capacity and unencumbered assets available to support new financing (as applicable).

The Staff’s comment is noted, and the Company will provide the requested information in future periodic filings.

Contractual obligations and commitments, page 50

8.	Please confirm that within table of contractual obligation disclosures in future filings that you will address interest expenses related to your outstanding debt.

The Staff’s comment is noted, and the Company will provide the requested information in future periodic filings.

Financial Statements

Consolidated Statements of Operations, page 58

9.	We note that you have included dividends declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements.

Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

The Company respectfully informs the Staff that the Company has included dividend per share information, in accordance with ASC 260-10-45-5, on page 73 of the Form 10-K under Note 11 to the notes to the consolidated Financial Statements for the year ended December 31, 2010. The Company also acknowledges that this information is included on the face of the Consolidated Statement of Operations for the year ended December 31, 2010, and will remove this information from the Consolidated Statement of Operations in future annual filings.

Repurchase agreements, page 64

10.

For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the quarters you have engaged in this type of financing. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts. Please disclose this information in future periodic filings, and show us the disclosure you intend to provide. Additionally, when applicable, please show this information for each of the quarters in the past three years in your future period filings.

The table below summarizes the quarter end, maximum balance and average balance for the Company’s collateralized borrowings for the period from September 29, 2009 (commencement of operations) through March 31, 2011.

	TALF borrowings			Wells Facility Borrowings			JPMorgan Facility Borrowings
	Quarter-End Balance	Max. Month-End Balance	Average Month-End Balance	Quarter-End Balance	Max. Month-End Balance	Average Month-End Balance	Quarter-End Balance	Max. Month-End Balance	Average Month-End Balance
2009
Fourth Quarter	$128,106	$128,106	$32,026	—	—	—	—	—	—

2010
First Quarter	306,449	306,449	219,213	—	—	—	—	—	—
Second Quarter	305,658	306,449	306,047	—	—	—	18,089	18,089	9,044
Third Quarter	305,335	340,184	314,180	125,639	125,639	31,410		38,681	18,715
Fourth Quarter	297,334	305,335	301,405	242,728	242,728	213,456	—	—	—

2011
First Quarter	289,439	297,334	294,291	239,574	242,728	241,666	58,819	58,819	14,705

The Staff’s comment is noted, and the Company will provide the requested information in future periodic filings. The Company anticipates that it will add disclosure in future periodic filings similar to the following with respect to the repurchase agreements that the Company accounts for as collateralized financings:

The Company’s collateralized financings consist of TALF borrowings and borrowings under the JPMorgan Facility and Wells Facility. The table below summarizes the outstanding balances at June 30, 2011 as well as the maximum and average balances for the six months ended June 30, 2011.

	Outstanding Balance at June 30, 2011		For the six months ended June 30, 2011
			Maximum Month-End Balance	Average Month-End Balance
TALF borrowings	$	XXX	XXX	XXX
Wells Facility borrowings		XXX	XXX	XXX
JPMorgan Facility borrowings		XXX	XXX	XXX

Total	$	XXX

The Company borrowed under the TALF program during the period from December 2009 through March 2010 to finance the acquisition of AAA-rated CMBS. Subsequent to March 2010, TALF borrowings have declined as the underlying collateral pays down.

The Company entered into the Wells Facility in August 2010 and deployed $39,670 of equity, borrowing $242,728, during the period from August 2010 to October 2010 to finance the acquisition of AAA-rated CMBS. Similar to the TALF program, borrowings under the Wells Facility have declined as the underlying collateral pays down.

The Company entered into the JPMorgan Facility in January 2010 to finance the Company’s first mortgage loans and AAA-rated CMBS. The Company has borrowed under this facility from time to time as needed to fund the acquisition of additional assets.

11.	Please tell us and disclose whether you have any repurchase transactions accounted for as sales and the magnitude of these transactions.

The Company informs the Staff that it currently has no repurchase transactions that the Company accounts for as sales.

*        *        *         *        *

In regards to the Form 10-K, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned at (212) 515-3200 (telephone) or Jay L. Bernstein, Esq. or Andrew S. Epstein, Esq. of Clifford Chance US LLP, counsel to the Company, at (212) 878-8000 (telephone).

We thank the Staff in advance for its assistance.

Very truly yours,

/s/ Stuart A. Rothstein
Stuart A. Rothstein Chief Financial Officer

cc:

Jay L. Bernstein, Esq.

Andrew S. Epstein, Esq.

Mr. Folake Ayoola

Mr. Michael McTiernan